

Mail Stop 4631

February 23, 2017

<u>Via E-mail</u>
Marc M. Hazout
President and Chairman
SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

> **Re:** **SusGlobal Energy Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 13, 2017**
> **File No. 333-209143**

Dear Mr. Hazout:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Liquidity and Capital Resources, page 42</u>

1. We note your response to comment 4 of our letter dated January 27, 2017. In regard to the agreement entered into in February 2017 with PACE for a Line of Credit, please clarify in if the proceeds are only to be used for specific purposes, including the BioGrid project.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia-Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David B. Manno (*via e-mail*)
    Sichenzia Ross Friedman Ference LLP